March 6, 2008

VIA U.S. MAIL

Mr. James M. Odland
Vice President and Managing Counsel - Insurance Law
General Counsel's Office
Thrivent Financial for Lutherans
625 Fourth Avenue, South
Minneapolis, Minnesota 55415-1665

Re: Thrivent Variable Life Account I Initial Registration Statement
       Filed on Form N-6 (Filing Nos. 333-148578 & 811-08289)

Dear Mr. Odland:

The Staff has reviewed the above-referenced initial registration statement, which the Commission received on January 10, 2008. For the comments that follow, page references reflect the courtesy copy page numbering, and Item references are to the Item numbers set forth in Form N-6.

1. General Presentation. In the printed version, large topic headers appear randomly throughout the narrative, often interrupting related paragraphs of text. Please remove the unnecessary headers.

2   Definitions (pp. 3-6). Please move the definition section so that only the cover page and the table of contents precede the risk/benefit summary per the requirements of General Instruction C3(a). The terms "Contract Anniversary" and "Date of Issue" are each defined using the other. Please revise so at least one of the two definitions stands independent of the other. Finally, under the definition of "Valuation Date," please delete the word "both."

3. Risk Benefit Summary: Tax Risks (p. 9). Please add a sentence at the end of the first paragraph to the effect that death benefit proceeds still may be subject to estate/inheritance taxes. Also, please include similar disclosure in the more comprehensive tax discussion on page 44.

4. Fee Tables (pp. 11-15). Where you show multiple values for a particular fee (*e.g.*, current or minimum and representative charges in addition to maximums), please present and label each separately rather than stating them as a range of charges from A to Z or "not more than Y." Round dollar values to the nearest cent. Charge variations (like the second Asset Charge listed on page 12) should be in the footnotes rather than the table itself. See Item 3, Instruction 1(f). You need not include a line item for any benefit that does not have a corresponding charge. However, if you are reserving the right to assess a charge in the future (like the illustration fee mentioned on page 63 of your SAI), we require a line item showing the maximum possible fee. For premium taxes only, presenting the current range in the footnotes will suffice. Please trim unnecessary verbiage from the table and related footnotes through cross references to appropriate sections of the prospectus. Currently, the footnote placement obscures the presentation of the required fee table information. Please move all footnotes to the bottom of the relevant page or present them together after the table of underlying fund fees. Finally, in Footnote 5, please fix "$100,00" with a period or an extra zero.

5. Maintenance of Solvency (pp. 16-17). Please clarify the circumstances in which the reserves for a class of Contracts could become impaired and require a contractowner to make an extra payment.

6. Variable Account (p. 17). You state that the Variable Account assets are not chargeable with liabilities from any other business you conduct, "except to the extent that the assets of the Variable

Account exceed the reserves and other contract liabilities of the Variable Account arising under the contracts supported by the Variable Account." Please explain this statement to the Staff and revise the disclosure to indicate that the Separate Account will be fully funded at all times for the purposes of the Federal securities laws.

7. The Variable Account and the Portfolios (pp. 18- 21). Please indicate how a contractowner can obtain an additional underlying portfolio prospectus. Item 4(d).

8. The Contract – State Variations (p. 24). The second and third sentences of this section suggest that a contractowner's rights may be limited by the language contained in the Policy. Please delete these statements as they may mislead contractowners as to their rights under the securities laws.

9. Net Premiums & Premium Allocation (p. 25). Please explain the procedure you use to "adjust … allocation to eliminate fractional percentages."

10. Partial Surrenders - Option 1 Death Benefit (p. 30). The first paragraph describes two situations in which a Face Amount decrease occurs. It is unclear whether the Decrease Charge mentioned in the last sentence applies only to the second situation or both. Please clarify.

11. Abusive Trading Policies (p. 32). Per Item 6(f), state whether the restrictive actions taken to stop disruptive trading activity apply uniformly in all cases or whether the restrictions will not be imposed under certain circumstances. Also, indicate that contractowners who do not engage in these practices still may be subject to their harmful effects if Registrant is unable to detect and deter market timing. Finally, please delete the word "cancel" from the last sentence of the fourth paragraph under this heading and, if appropriate, add a statement indicating that Registrant also honors the market timing policies and procedures of the underlying funds.

12. Monthly Deductions from Accumulated Value - Basic Monthly Charge (p. 37). Please clarify that the "basic monthly charge" is the same thing as the Administrative Charge.

13. Hypothetical Illustrations. If at all possible, please present each illustration table on a single page rather than breaking a table across two pages.

14. Back Cover Page. On the back cover page, the information for contacting the SEC is incorrect. The correct phone number for the Public Reference Room is (202) 551-8090. The full address is U.S. Securities & Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549-0102. Also, please consider including not only the registration number under the Securities Act of 1940, but the registration number under the Securities Act of 1933 as well.

15. Dispute Resolution. We note that the filing includes no information regarding Thrivent's Member Dispute Resolution Program that was the subject of previous discussions with the Staff. In your response letter, please explain how variable contract owners will be advised that the program is not the sole means of resolving disputes concerning their contracts. Also, please advise whether the Company has considered including prospectus disclosure.

16. Powers of Attorney. Please be aware that the current powers of attorney do not meet the requirements of Rule 483(b) of the 1933 Act and will need to be amended and refiled in a pre-effective amendment to this registration statement. Satisfactory powers of attorney must relate specifically to the relevant registration statement; therefore each must either (a) expressly list the '33 Act registration number of the initial filing, or (b) directly identify the name of the contract whose prospectus and SAI are being registered.

17. *Miscellaneous.* Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

18. *Representations.* We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you request acceleration of this filing's effective date, also please file EDGAR correspondence acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their responsibilities.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position. Please submit your response letter as EDGAR correspondence associated with the initial registration statement you filed. Note also that although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is duly filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request acceleration of the effective date of the registration statement. We will consider a written request for such acceleration as a factual confirmation that those requesting it are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you are welcome to call me at (202) 551-6752. Mail should be directed to my attention bearing the Securities & Exchange Commission's Station Place I address at 100 F Street, N.E., Washington, D.C.20549-4644.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products